GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Financial Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES
LIQUIDATION OF SUBSIDIARY HUA YANG

Hong Kong - April 24, 2008. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced the filing of a winding up petition by its printing subsidiary, Hua Yang Printing Holdings Co. Ltd. (“Hua Yang”). Following disappointing results of operations for Hua Yang over the last sixteen months due to the dramatic slowdown of the US economy, surge in fuel prices, rapid rise in labor costs and significant RMB appreciation all of which were unforeseen by the Company and an attempted restructuring of its China operations, the Company has failed to realize sufficient cash to satisfy Hua Yang’s current liabilities on a timely basis. Hua Yang has applied to the High Court of Hong Kong to appoint KPMG as provisional liquidator.

The Board of Directors of the Company has determined that this is the best course of action with respect to Hua Yang and will ensure a fair and orderly wind-down of Hua Yang and limit any future recourse of claims from Hua Yang’s creditors to the Company. As a result of the liquidation, the Company expects to write-down fully all goodwill associated with Hua Yang, amounting to US$18.2 million, on the December 31, 2007 financial statements when the audit is finalized.

About Grand Toys International Limited:
Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com. Additional information on Hua Yang can be found on http://www.huayangprinting.com. Additional information on Kord can be found on http://www.kordparty.com. Additional information on IPI can be found on its website at http://www.intplay.com.

Grand Toys International Limited

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.